June 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller, Esq.

RE:	NexGel, Inc.
Registration Statement on Form S-3
Originally Filed April 13, 2022, as amended
Request for Acceleration
File No. 333-264282

Ladies and Gentlemen:

As the sales agent pursuant to that certain Equity Distribution Agreement dated April 13, 2022 between us and NexGel, Inc. (the “Company”) relating to a proposed at-the-market offering of shares of the Company to be offered by a prospectus included in the Registration Statement, at the request of the Commission, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on Wednesday, June 7, 2023, or as soon thereafter as is practicable.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director